UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KCAP Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

500233101
(CUSIP Number)

Jay R. Bloom Trimaran Capital Partners 1325 Avenue of the Americas, 34th Floor New York, NY 10019 (212) 616 - 3700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 500233101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay R. Bloom
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,470,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,470,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14		TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE

This is Amendment No. 1 (this “Amendment) to the original Schedule 13D (the “Original Schedule 13D”) filed on March 7, 2012. This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”) of KCAP Financial, Inc., a Delaware corporation, with its principal executive offices located at 295 Madison Avenue, 6th Floor, New York, New York 10017 (“KCAP”).

The Reporting Person is filing this Amendment to report recent open market sales of shares of Common Stock, which have reduced the amount of all Common Stock that the Reporting Person may be deemed to beneficially own to a level below 5 percent.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) and (b) The aggregate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 33,367,942 shares of Common Stock issued and outstanding as of May 20, 2014, as reported by the Issuer in its Registration Statement on Form N-2 (File No. 333-187570), as filed with the SEC on May 21, 2014.

As of the date hereof, the Reporting Person beneficially owns 1,470,000 shares of Common Stock, representing 4.4 percent of the Issuer’s Shares outstanding.

(c) On May 29, 2014, the Reporting Person sold an aggregate of 330,000 shares of Common Stock pursuant to Rule 144 in open market transactions for an aggregate price of $2,613,918.66.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014

/s/ Jay R. Bloom
JAY R. BLOOM